UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 8)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

NATIONAL GOLF PROPERTIES, INC.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

Common Stock – 63623G-10-9

(CUSIP Number)

Charles S. Paul

National Golf Properties, Inc.

2951 28th Street, Suite 3001

Santa Monica, CA 90405

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to:

Neil Miller

General Counsel

National Golf Properties, Inc.

2951 28th Street, Suite 3001

Santa Monica, CA 90405

February 6, 2003

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b) (3) or (4), check the following box  ☐.

(Continued on following pages)

(Page 1 of 6 Pages)

SCHEDULE 13D

CUSIP No. 63623G-10-9	Page 2 of 6

1.	Name of Reporting Person David G. Price

2.	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds Not Applicable.

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 0 9. Sole Dispositive Power 0 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11) 0.0%

14.	Type of Reporting Person IN

SCHEDULE 13D

CUSIP No. 63623G-10-9	Page 3 of 6

1.	Name of Reporting Person David G. Price Trust

2.	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds Not Applicable.

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 0 9. Sole Dispositive Power 0 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11) 0.0%

14.	Type of Reporting Person OO

Item 1.    Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the common stock, par value $0.01 per share (the “Common Stock”), of National Golf Properties, Inc., a Maryland corporation (the “Issuer” or the “Company”). The Issuer’s principal executive offices are located at 2951 28th Street, Suite 3001, Santa Monica, California 90405.

Item 2.    Identity and Background.

(a).  Pursuant to Rule 13d-1(k)(1), this statement is being filed jointly by David G. Price, an individual, and the David G. Price Trust, of which Mr. Price is the sole trustee (together, the “Reporting Persons”). The Reporting Persons are filing this statement jointly pursuant to a Joint Filing Agreement attached hereto as Exhibit 1.

(b).  The business address for both Reporting Persons is c/o American Golf Corporation, 2951 28th Street, Suite 3000, Santa Monica, California 90405.

(d).  During the last five years, neither of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors)

(e).  During the last five years, neither of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f).  Mr. Price is a citizen of the United States of America. The David G. Price Trust is a trust created under the laws of the State of California.

Item 3.    Source and Amount of Funds or Other Consideration.

Not Applicable.

Item 4.    Purpose of Transaction.

On September 14, 2002, the Company entered into a Merger Agreement with NGP LLC, National Golf Operating Partnership, L.P. (“NGOP”) and New NGOP LLC (the “Merger Agreement”) attached hereto as Exhibit 2. As a result of the consummation of the transactions contemplated by the Merger Agreement on February 6, 2003, the Reporting Persons no longer beneficially own in excess of 5% of the Company’s outstanding Common Stock and, pursuant to Rules 13d-1 and 13d-2, are no longer required to file any amendments to their existing Schedule 13D.

Item 5.    Interest in the Securities of the Issuer.

(c).  On February 6, 2003, in connection with the transactions contemplated by the Merger Agreement, the Reporting Persons disposed of 354,938 shares of the Issuer’s Common Stock and 3,570,806 common limited partnership units of NGOP, representing their entire holdings in the Issuer.

(e).  On February 6, 2003, the Reporting Persons ceased to be the beneficial owners of 5% or more of the Common Stock of the Issuer.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not Applicable.

Item 7.    Material to be Filed as Exhibits.

Exhibit 1.  Joint Filing Agreement, dated as of February 10, 2003.

Exhibit 2.  Agreement and Plan of Merger by and among NGP LLC, the Company, NGOP and New NGOP LLC, dated as of September 14, 2002 (incorporated by reference to Exhibit 99.2 of the Company Report on Form 8-K dated September 18, 2002).

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SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DAVID G. PRICE, as an individual

By:	/s/ DAVID G. PRICE
David G. Price

DAVID G. PRICE Trust

By:	/s/ DAVID G. PRICE
David G. Price Trustee

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EXHIBIT INDEX

Exhibit 1.	Joint Filing Agreement, dated as of February 10, 2003.

Exhibit 2.

Agreement and Plan of Merger by and among NGP LLC, the Company, NGOP and New NGOP LLC, dated as of September 14, 2002 (incorporated by reference to Exhibit 99.2 of the Company Report on Form 8-K dated September 18, 2002).

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